UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-28782
SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN
(Full title of the plan)

SPECTRUM PHARMACEUTICALS, INC.
157 Technology Drive
Irvine, California 92618
(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION
Item 1-3. The Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal period ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA.
Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES
Year Ending December 31, 2008

INCOME
Contribution — Company Matching (co. stock)	$274,057
Contribution — Participant 401(k)	532,134
Investment Earnings	72,696
Cash Value of Surrendered Insurance	0
Realized Gain From Asset Sale	0
Insurance Premium Refunds	0
Other Income — Rollovers	21,703
Unrealized Depreciation of Assets	(648,963)

Total Income	$251,627

EXPENSES
Life Insurance Premiums Paid	$0
Payments to Participants	122,928
Bank Charges	0
Brokerage Fees	0
Administration Expenses Paid By the Trust	0
Other Miscellaneous Expenses

Total Expenses	$122,928

Income Over Expenses	$128,699
Assets At The Beginning Of The Plan Year	1,653,810

Assets At The End Of The Plan Year	$1,782,509

PLAN ASSETS AND LIABILITIES

	As of	As of
	January 1,	December 31,
	2008	2008
ASSETS
Cash (Interest Bearing)	$226,798	$493,871
Contribution Receivable — (Co. Match)	0	0
Contribution Receivable — (401-K)	0	0
Government Securities	0	0
Mutual Funds	1,141,842	883,904
Corporate Stocks & Bonds — (Employer Stock)	218,411	346,980
Real Estate and Mortgages	0	0
Depreciable Buildings/Property	0	0
Participant Loans	66,759	57,754
Other Assets	0	0

Total Assets	$1,653,810	$1,782,509

LIABILITIES
Payables	0	0
Acquisition Indebtedness	0	0
Other Liabilities	0	0

Total Liabilities	$0	$0

NET ASSETS (Assets Less Liabilities)	$1,653,810	$1,782,509

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of Irvine, State of California, on the 29th day of June 2009.

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN
By:	Spectrum Pharmaceuticals, Inc.

By:	/s/ Shyam Kumaria
Shyam Kumaria
Vice President, Finance

5